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                            PAIN THERAPEUTICS, INC.


VIA EDGAR and FACSIMILE

August 14, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Anne Nguyen, Esq.
            Division of Corporation Finance

RE:     PAIN THERAPEUTICS, INC.
        APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3, FILED ON JULY 18, 2003
        (FILE NO. 333-106396)


     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Pain Therapeutics, Inc. (the "Company") hereby requests that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form S-3 (File No. 333-106396) (the "Registration Statement").

     The Company filed the Registration Statement to register 5,000,000 shares of Company common stock held by the Company's President and Chief Executive Officer, Remi Barbier, who had planned to loan the shares to broker-dealers in order to increase the borrowing capacity available in the Company's common stock. Mr. Barbier has since informed the Company that he no longer plans to make any such loans. No securities have been sold or loaned pursuant to the Registration Statement.

     The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

     Please provide me with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available (fax number
(650) 624-8222). Please contact me at (650) 825-3330 if you have any questions or comments.

                                                     Sincerely,



                                                     /s/ Pete Roddy
                                                     -----------------------
                                                     Chief Financial Officer